UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MicroStrategy Incorporated

(Name of Issuer)

class A common stock

(Title of Class of Securities)

594972408

(CUSIP Number)

Joseph L. Johnson III, Esq.

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

617-570-1633

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CSUIP 594972408

1.	Names of Reporting Persons. Apex Capital, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______

(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 422,650
9. Sole Dispositive Power 0
10. Shared Dispositive Power 422, 650

11. Aggregate Amount Beneficially Owned by Each Reporting Person 422,650

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.6

14. Type of Reporting Person (See Instructions) IA, OO

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CSUIP 594972408

1.	Names of Reporting Persons. Sanford J. Colen

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______

(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 422,650
9. Sole Dispositive Power 0
10. Shared Dispositive Power 422,650

11. Aggregate Amount Beneficially Owned by Each Reporting Person 422,650

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.6

14. Type of Reporting Person (See Instructions) HC, IN

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CSUIP 594972408

Item 1. Security and Issuer

This statement relates to shares of class A common stock (the “Stock”) of MicroStrategy Incorporated (the “Issuer”). The principal executive office of the Issuer is located at 1850 Towers Crescent Plaza, Tysons Corner, VA 22182.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Apex Capital, LLC (“Apex”) and Sanford J. Colen (collectively, the “Filers”).

(b)	The business address of the Filers is 25 Orinda Way, Suite 300, Orinda, CA 94563.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Apex is an investment adviser registered with the Securities and Exchange Commission and is the general partner and/or investment adviser of investment funds (the “Funds”). Mr. Colen is Apex’s manager.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Apex is a California limited liability company. Mr. Colen is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Apex	Affiliates’ Funds*	$ 48,394,562

* Apex invested in the Stock on behalf of the Funds for the benefit of their investors.

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CSUIP 594972408

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes in the ordinary course of business and have maintained an investment position in the Issuer for over two years.

On February 3, 2014, the Filers sent a letter to the Issuer and the Issuer’s Board of Directors, a copy of which is attached as Exhibit C.

On May 14, 2014, the Filers made a presentation to the Issuer’s management. A copy of that presentation is attached as Exhibit D.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of the Stock. They may also engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may result in, the Filers' selling or acquiring more Stock. In addition to the proposals in the above letter, the Filers also may propose other changes in the Issuer’s operations, governance or capitalization, or one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D. The Filers also may formulate other plans and take such actions with respect to the Stock.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page. The Filers’ trades in the Stock in the past 60 days are attached hereto as Exhibit B.

The Filers ceased to beneficially own more than 5% of the Stock on October 28, 2014.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Apex is the general partner or investment adviser of the Funds pursuant to agreements that provide to Apex the authority, among other things, to invest the assets of the Funds in the Stock, to vote and dispose of Stock and to file this statement on behalf of the Funds. Pursuant to such agreements, Apex is entitled to allocations or other compensation based on assets under management and realized and unrealized gains.

The Filers are filing this Schedule 13D jointly, but not as members of a group, and each disclaims membership in a group. In addition, each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B The Filers’ transactions in the Stock in the past 60 days

Exhibit C Letter sent to the Issuer’s Board of Directors on February 3, 2014

Exhibit D Presentation made to the Issuer’s management on May 14, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2014

APEX CAPITAL, LLC By: /s/ Sanford J. Colen, Manager
/s/ Sanford J. Colen

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CSUIP 594972408

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G OR REPORT ON FORM 3,4 or 5

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or reports on Form 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Act, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Apex Capital, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 3, 2014

APEX CAPITAL, LLC By: /s/ Sanford J. Colen, Manager
/s/ Sanford J. Colen

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CSUIP 594972408

EXHIBIT B

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers in the past 60 days:

Name Purchase or Sale Date Number of Shares Price Per Share

Apex Sale 10/1/2014 4,800 $ 129.30

Apex Sale 10/2/2014 2,300 $ 129.79

Apex Purchase 10/7/2014 1,900 $ 136.79

Apex Sale 10/10/2014 250 $ 138.63

Apex Sale 10/28/2014 25,800 $ 159.11*

Apex Sale 10/29/2014 10,000 $ 159.87*

Apex Sale 10/30/2014 3,500 $ 162.55*

Apex Purchase 11/3/2014 1,400 $ 160.56

* Average price for multiple trades on that day

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CSUIP 594972408

EXHIBIT C

Letter to the Issuer’s Board of Directors

February 3, 2014

Messrs. Michael Saylor, Jonathan Klein, Paul Zolfaghari, Douglas Thede,
and members of the Board of Directors

MicroStrategy Inc.

1850 Towers Crescent Plaza

Tysons Corner, VA 22182

Dear Sirs:

As of February 3, 2014, Apex Capital, LLC and its affiliates own 467,100 shares of MicroStrategy Inc. (the “Company”), representing 5.15% of the Company’s Class A shares outstanding. Apex has maintained an investment position in MicroStrategy for nearly two years. We have chosen to take this opportunity to express our dissatisfaction with certain Board and management policies that we find detrimental to shareholder value. Such policies include the Company’s: a) lack of an investor communication program; b) weak corporate governance; and c) overcapitalized balance sheet.

We believe that these factors have had a deleterious impact on shareholder returns over a multi-year period. Furthermore, it is the responsibility of MicroStrategy’s Board of Directors to pursue business and governance objectives that are in the best interest of all stakeholders (not just those that support the welfare of its Founder, Chairman and CEO). In our view, the Board has acted in a way that fails to meet a reasonable standard of fiduciary behavior.

Still, MicroStrategy’s market position and future prospects are very encouraging. The Company has a long history of innovation and remains a leader in the market for Business Intelligence (BI) software, providing what many industry analysts believe to be the best BI platform currently available. Furthermore, management continues to demonstrate its thought leadership, bringing cutting edge emerging technologies (such as its Mobile Analytics suite and recently introduced high performance PRIME platform) to market. Despite such technological achievements, the stock currently trades at a material discount to its intrinsic value (as much as 70% in our view). While the example of an industry leader trading at such a discount is highly unusual, it is our contention that easily identifiable and addressable steps would lessen this disparity and maximize shareholder value.

Lack of Investor Communication Program

Almost nine years ago, MicroStrategy chose to sever all traditional communications with the investment community. By abandoning quarterly conference calls, no longer attending investor conferences and making executives (and even Investor Relations personnel) unavailable to investors, Company management created a vacuum of information pertaining to its strategic vision and financial plan. Consequently, the Company’s enterprise value remains trapped at roughly $1 billion despite a more than doubling of revenue since 2005. This valuation reflects a mere 1.7x Enterprise Value/2014 Sales (a fraction of the typical 4-10x accorded to its software peers).

Furthermore, this policy of blatant non-communication has directly resulted in the Company’s current pariah status on Wall Street—with only 4 sell-side analysts covering the stock (3 long time MicroStrategy analysts recently dropped coverage). It is our opinion that the majority of institutional investors who take their fiduciary responsibilities seriously are reluctant or unwilling to consider an investment in a company that refuses to communicate with its shareholders. Deutsche Bank analyst Karl Keirstead, who recently initiated coverage on MicroStrategy with a “Hold” rating, cited the Company’s non-communication policy as a key reason for his conclusion on the stock:

“For roughly 10 years now, MSTR has adopted a policy of not communicating with investors or analysts (no earnings calls, no guidance, no meetings, no contact) and appears to place little value on its share price. This policy is the work of the founder and CEO Michael Saylor, who controls 64% of the total voting power. Given these factors, the stock is not actively followed on the sell-side and many investors are in our judgment put off by the lack of communication and hence visibility.”

MicroStrategy’s justification for this decision was summarized by Founder, Chairman and CEO Michael Saylor’s comments on the Company’s last conference call in April 2005:

“I kind of side with Warren Buffett on this particular issue, which is over the long-term the market is a weighing machine – it will weigh our cash flows; it will weigh our cumulative success over time with our customer base and generating revenues…So I think we’ll just look to the long-term with regard to that, and we try to focus upon long-term shareholder value creation.”

Nearly nine years later, with a firm enterprise value roughly equal to what it was in 2005, it is clear that this experiment has failed to produce the long-term shareholder value envisioned by Mr. Saylor. Further exacerbating our concern, the lack of a well-articulated plan is concurrent with the Company’s massive and consistent spending on investments in R&D and sales personnel. This has resulted in driving the Company’s operating margin from 35% in 2005 to near breakeven in 2013.

To our knowledge, no public software company has deleveraged to this extent, particularly while continuing to expand its revenue base. In our view, a return to a more normalized 30% operating margin would yield earnings of over $12 per share on 2014 consensus revenue estimates. At the very least, some level of discourse would enable investors to better understand the Company’s operating strategies and evaluate whether it has a viable plan to ultimately increase shareholder value.

Weak Corporate Governance

While we are impressed by Mr. Saylor’s vision and execution in successfully creating and leading the Company for the past 24 years, we believe that MicroStrategy would now be better served by adopting the prevalent governance practice of splitting the Chairman and CEO roles, with Mr. Saylor assuming the Chairman role. We recommend that the Board conduct an extensive executive search for a CEO capable of being fully engaged with the daily business and operations of the Company.

Given the communications void referenced above, the only way for investors to potentially grasp the direction of the Company or its strategic priorities is to follow Mr. Saylor’s presentations, public interviews, and Twitter feed. This has overall been a frustrating experience. Given his last two appearances on Fox Business News in which he discussed his book (The Mobile Wave) and the Company’s non-core Usher product, we continue to question the Company’s allocation of resources and management’s strategic focus.

Furthermore, the recent stream of photos of Mr. Saylor’s yachts in exotic locations (as posted on his Twitter feed) does little to assuage our fears that the Company’s senior management is not fully engaged in the day-to-day operations of the business or agonizing over inferior shareholder returns. We continue to believe Mr. Saylor’s technological vision remains one of the Company’s key assets. However, at this critical stage in the Company’s life cycle, we believe that his skills and expertise are best suited for a Chairman or advisory capacity. There is ample precedent where successful technology company founders—among them Bill Gates at Microsoft and Sergey Brin at Google—made a natural progression into these types of roles.

In addition, we recommend that the Board fill the current vacancies created by the departures of Co-Founder/Vice Chairman Sanju Bansal and Matthew Calkins. In doing so, we trust that qualified independent directors with public company experience will be considered for these vacant seats. It is our opinion that the current Board would benefit from the oversight of more experienced directors, as no current Board member has been a C-level executive at another public company. With an average board tenure of approximately 11 years, and with no new Board members added since February 2006, there is a pressing need for a fresh perspective.

Overcapitalized Balance Sheet/Share Repurchase

Analysts and investors remain perplexed by the Board’s willingness to maintain a $350+ million cash hoard in light of its preapproved share repurchase authorization totaling $455 million. The Company’s failure to utilize any portion of this authorization since 2010–even when the stock price was in line with previous repurchase levels—remains troubling and inexplicable. We strongly recommend that the Board take advantage of the current valuation disparity through an aggressive deployment of this cash balance and utilization of modest financial leverage. The Company’s healthy and consistently growing recurring maintenance revenues (nearly 50% of total revenues) could in our view easily support up to $250 million of leverage. Such a buyback (representing roughly one-third of the Company’s outstanding shares at current prices) would be highly accretive to per share earnings.

As software industry observers are aware, MicroStrategy’s three most direct comparables in the Business Intelligence space (Cognos, Hyperion, and Business Objects) were all acquired for multiples between 8-11x maintenance revenue, compared to MicroStrategy’s current 4x ratio. Newer competitors such as QlikTech ($2.1 billion Enterprise Value) and Tableau ($4.4 billion Enterprise Value) have lesser revenues yet boast higher public market valuations. Given the Company’s apparent valuation disparity relative to its peers, now seems to be an opportune time to create lasting shareholder value via a meaningful buyback.

Recommendations to the MicroStrategy Board of Directors

In summary, we suggest the following:

1) Reinstitute a quarterly conference call and hire a dedicated Investor Relations professional to open a line of communication with investors, prospective investors, and sell-side analysts;

2) Communicate a roadmap that articulates long-term product strategy and financial objectives;

3) Separate the Chairman and CEO roles with Mr. Saylor driving the technological vision of the
Company in a Chairman or advisory role and hire or promote a fully engaged CEO with leadership and operational experience in the software industry;

4) Fill the current Board vacancies with independent directors that have public company experience and strong software industry backgrounds;

5) Take advantage of the severely depressed stock price by aggressively utilizing all of the Company’s
$455 million share repurchase authorization.

It is our belief that the aforementioned actions would be in the best interest of MicroStrategy and its stakeholders and serve to maximize shareholder value. Furthermore, we are confident that these actions would narrow the valuation disparity between MicroStrategy and its peer group and best position the Company to remain the predominant provider of enterprise-focused Business Intelligence software for years to come.

Thank you for your consideration of our recommendations.

Sincerely,

/s/ Sanford J. Colen

Sanford J. Colen Gil Simon

Chief Investment Officer

/s/ Gil Simon

Gil Simon

Portfolio Manager

Portfolio Manager

Apex Capital, LLC

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EXHIBIT D

Presentation to the Issuer’s Management